Filed pursuant to Rule 253(g)(2)

File No. 024-12677

SUPPLEMENT DATED JULY 30, 2026

TO OFFERING CIRCULAR DATED DECEMBER 19, 2026

WAHED REAL ESTATE FUND I LLC

27 East 28th Street, 8th Floor

New York, New York 10016

www.wahed.com/real-estate

This document supplements, and should be read in conjunction with, the offering circular dated December 19, 2025, of Wahed Real Estate Fund I LLC (the “Company”), as supplemented (the “Offering Circular”). Capitalized terms used but not defined herein have the meaning set forth in the Offering Circular.

The offering circular dated February 25, 2026, is available HERE and the supplement dated April 29, 2026, is available HERE.

The purpose of this supplement is to disclose

●	Asset acquisitions and

●	Declaration of dividend.

Asset Acquisitions

On May 1, 2026 and June 22, 2026, Wahed Real Estate Fund I, LLC (the “Company”) purchased from Wahed Financial LLC (the "Manager") six properties located in Alabama, North Carolina, Georgia, Texas, and Ohio for an aggregate purchase price of $2,476,501, which included reimbursement of aggregate acquisition-related costs of $84,501 incurred by the Manager. The Company paid $2,254,000 from net proceeds received in its offering pursuant to Regulation A (the “Offering”) and owes the Manager $222,501 pursuant to an interest-free loan for the remaining balance of the purchase prices.

142 Flintlock Way, New Market, AL 35761

The Manager acquired 142 Flintlock Way, New Market, Alabama on April 21, 2026, for a purchase price of $257,000, with approximately $1,525 in acquisition-related costs. The property is a single-family residence with 2,238 square feet of space and is configured as a 4-bedroom, 2.5-bath home. The property was built in 2025.

The Company purchased the property on May 1, 2026 and leased the property for a period of 2 years commencing on May 1, 2026, for a monthly rent of $1,875. The Company has engaged a property manager for this property, which it will pay property management fee equal to 5% of collected rent.

202 Wyndham Ave, High Point, NC 27265

The Manager acquired 202 Wyndham Ave, High Point, North Carolina on April 29, 2026, for a purchase price of $355,000, with approximately $1,997 in acquisition-related costs. The property is a single-family residence with 2,100 square feet of space and is configured as a 4-bedroom, 2.5-bath home. The property was built in 1998.

The Company purchased the property on May 1, 2026 and leased the property for a period of 3 years commencing on May 4, 2026, for a monthly rent of $2,620. The tenant has a one-time right to purchase the property at the expiration of the three-year term for a purchase price equal to the greater of the current market value or the initial home value of $355,000, less in each case an adjusted value share payment equal to the original option payment of $17,750 plus 10% of the appreciation in the value of the property or minus 5% of the depreciation in the value of the property. The Company has engaged a property manager for this property, which it will pay a monthly property management fee equal to 8% of collected rent.

4135 Jackson Drive, Galveston, TX 77554

The Manager acquired 4135 Jackson Drive, Galveston, Texas on March 30, 2026, for a purchase price of $455,000, with approximately $1,293 in acquisition-related costs. The property is a single-family residence with 1,116 square feet of space and is configured as a 4-bedroom, 2-bath home. The property was built in 2010.

The Company purchased the property on April 3, 2026 and leased the property on a month-to-month basis commencing on April 4, 2026, for a monthly rent of $5,135. The Company has engaged a property manager for this property, which it will pay a monthly property management fee equal to 20% of collected rent.

35 Canyon View Dr, Newnan, GA 30265

The Manager acquired 35 Canyon View Dr, Newnan, Georgia on April 30, 2026, for a purchase price of $405,000, with approximately $4,735 in acquisition-related costs. The property is a single-family residence with 2,830 square feet of space and is configured as a 4-bedroom, 3-bath home. The property was built in 2014.

The Company purchased the property on May 1, 2026 and leased the property for a period of 3 years commencing on May 1, 2026, for a monthly rent of $2,970. The tenant has a one-time right to purchase the property at the expiration of the three-year term for a purchase price equal to the greater of the current market value or the initial home value of $405,000, less in each case an adjusted value share payment equal to the original option payment of $20,250 plus 10% of the appreciation in the value of the property or minus 5% of the depreciation in the value of the property. The Company has engaged a property manager for this property, which it will pay a monthly property management fee equal to 8% of collected rent.

5531 Crabtree Park Ct, Raleigh, NC 27612

The Manager acquired 5531 Crabtree Park Ct, Raleigh, North Carolina on June 8, 2026, for a purchase price of $350,000, with approximately $2,012 in acquisition-related costs. The property is a single-family residence with 1,844 square feet of space and is configured as a 3-bedroom, 2.5-bath home. The property was built in 2001.

The Company purchased the property on June 9, 2026 and leased the property for a period of 3 years commencing on June 9, 2026, for a monthly rent of $2,726. The Company has engaged a property manager for this property, which it will pay a monthly property management fee equal to 8% of collected rent.

1667-1671 Bryden Road, Columbus, OH 43205

The Manager acquired 1667-1671 Bryden Road, Columbus, Ohio on June 17, 2026, for a purchase price of $570,000, with approximately $1,178 in acquisition-related costs. The property is a duplex property comprising 3 units across three addresses, with 3,000 square feet of space in aggregate and configured as 6 bedrooms and 5 bathrooms in aggregate. The property was built in 1900.

The Company purchased the property on June 22, 2026. The property is currently vacant as the Company seeks a tenant. The Company is using the services of a property manager, which it expects to pay monthly property management fee of $351 (based on $117 per unit across the property’s 3 units).

Declaration of Dividend

On July 30, 2026, the Company announced to shareholders that it will be paying dividends per common share in the amount of $0.106. Each dividend is payable to shareholders of record on July 31, 2026 for any shares purchased on or prior to June 30, 2026, and is expected to be paid by August 4, 2026. Settlement of the funds may take up to five (5) business days following the payment date.